Points Named One of Greater Toronto's Top Employers

Points’ employee-focused culture and collaborative work environment recognized by Canada’s
Top 100 Employers

Toronto, December 12, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, is honored to announce it has been named as one of Greater Toronto’s Top Employers for 2017. Selected by the editors of Canada's Top 100 Employers, this special designation recognizes employers in the Greater Toronto Area that lead their industries in offering exceptional places to work.

“Developing a company culture like ours isn’t something that happens overnight. It takes the right attitude, the right values, and most importantly, the right people,” said Rob MacLean, CEO of Points. “This recognition is a testament to the great people that we’ve brought onto our team and their commitment to creating something extraordinary together.”

Since its founding in 2000, Points has remained steadfast in fostering a vibrant, people-centric culture and upholding its entrepreneurial spirit. In addition to competitive compensation, benefits and stock options, Points employees enjoy perks like flexible work hours, a casual office environment, subsidized lunches, tuition reimbursement, sponsored social events and weekly snack carts. In 2015, Points For Good was launched to weave charitable commitment into the fabric of Points’ culture by supporting local and global organizations and championing employee-led philanthropy.

“At Points, the word ‘loyalty’ is not lost on us. We are proud of the loyalty we’ve cultivated with our partners and with our exceptional team of people,” said Christopher Barnard, President of Points. “We strive to live up to our core values of acting with integrity, championing innovation, bringing passion to our work, promoting a caring culture and fostering collaboration. Our people are truly at the heart of this success and why Points is such a great place to work.”

The Greater Toronto’s Top Employers 2017 competition evaluates employers on a variety of criteria including physical workspace, atmosphere, performance management, training and skills development, and community involvement. Employers are compared to other organizations in their field to determine which offers the most progressive and forward-thinking programs.

A complete list of the 2017 finalists can be found on the Greater Toronto’s Top Employers website, as well as in a feature in The Globe and Mail [https://globenewswire.com/news-release/2016/12/12/896839/0/en/Points-Named-One-of-Greater-Toronto-s-Top-Employers.html].

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474